                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D. C. 20549

                                          FORM 25

                        NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                          REGISTRATION UNDER SECTION 12(b) OF THE
                              SECURITIES EXCHANGE ACT OF 1934.

                                                             Commission File Number 1-09178

                                    Koor Industries Ltd.
                                    --------------------
               (Exact name of Issuer as specified in its charter, and name of
                    Exchange where security is listed and/or registered)

Azrieli Center 3, Triangle Tower - 43Rd Floor, Tel Aviv 67023, Israel; Tel:+972 3 607 5107
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             (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

                        American Depository Shares; Ordinary Shares*
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                            (Description of class of securities)

* Not for trading,  but only in connection  with the  registration  of American  Depositary
Shares  representing  such Ordinary Shares,  pursuant to the requirements of the Securities and Exchange Commission.

Please  place an X in the box to  designate  the rule  provision  relied upon to strike the class of securities from listing and registration:
[ ]  17 CFR 240.12d2-2(a)(1)
[ ]  17 CFR 240.12d2-2(a)(2)
[ ]  17 CFR 240.12d2-2(a)(3)
[ ]  17 CFR 240.12d2-2(a)(4)

[ ]  Pursuant to 17 CFR  240.12d2-2(b),  the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[x]  Pursuant  to 17 CFR  240.12d2-2(c),  the  Issuer  has  complied  with the rules of the
Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the  requirements of the Securities  Exchange Act of 1934, Koor Industries Ltd.
certifies that it has reasonable  grounds to believe that it meets all of the  requirements for filing the Form 25 and has caused this  notification  to be signed on its behalf by the undersigned duly authorized person.

June 8, 2007         By: /s/ Shlomo Heller         General Counsel and Corporate Secretary
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    Date                    Name                                    Title

1 Form 25 and attached  Notice will be considered  compliance with the provisions of 17 CFR
240.19d-1 as applicable. See General Instructions.